March 28, 2002                                          Robert Price
                                                        212-757-5600

                        PRICE COMMUNICATIONS CORPORATION
                         ANNOUNCES YEAR END 2001 RESULTS

            RECEIVES SEC COMMENTS ON PROXY/PROSPECTUS FOR APPROVAL OF
                          PROPOSED MERGER WITH VERIZON
                      AT MEETING IN LATE MAY OR EARLY JUNE

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     Price Communications Corporation (NYSE:PR) announced today that on March
19, 2002 it received a letter of comment from the SEC on the joint proxy statement/prospectus it had filed seeking to approve its pending merger. The Company and Verizon Communications plan to promptly address those comments and seek clearance of the document. Price Communications Corporation currently expects to hold its shareholder meeting to vote on the proposed merger with Verizon Wireless in late May or early June.

     Price Communications Corporation also announced today results for the year ended December 31, 2001. The Company ended the year with approximately 570,000 subscribers, an 8 percent increase year over year.

     Price Communications Wireless, the Company's wholly owned subsidiary, reported that operating cash flow (EBITDA) for the year and quarter ended December 31, 2001 was $125.5 million and $29.4 million, respectively, compared with $150.4 million and $38.6 million for the comparable periods in 2000. The Company incurred significant expense as a result of changing billing services from that of the Company's previous owner. The conversion encountered problems and resulted in increased customer credits, bad debt expense and higher churn during much of the year 2001. The economy during 2001 further hampered the Company's efforts to improve collections as was anticipated. However, the Company, through its change to a centralized collection process, has reduced bad debt expense to date during the first quarter of 2002, and the pace of business and its net adds are stronger than in the fourth quarter of 2001. For the year ended December 31, 2001 the Company's operating cash flow margin continued to be in excess of 50% on service revenue.

     Price Communications Wireless reported service revenue of $245.8 million and $61.2 million for the year and quarter ended December 31, 2001, compared to $252.5 and $62.7 million for the year and quarter ended December 31, 2000. The decrease was due to a decline in roaming traffic on the Company's systems, combined with overall lower roaming rates. Excluding outcollect revenue (including toll) for the year, the Company's service revenue rose by 4.3 percent.

     Robert Price, president of Price Communications Corporation said:

          "We are pleased to have received the initial comments from the SEC on the joint proxy statement/prospectus with Verizon, which indicates that this transaction will continue to move forward. I am also



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     delighted that the long delay since we began discussions with Verizon will soon be ending. It has caused dismay among our employees, but their performance has remained admirable."

     The Company reported net income of $10.9 million for the year, or $.20 per share, while for the year ended December 31, 2000 the Company had net income of $28.4 million or $.51 per share. For the quarter ended December 31, 2001, the Company reported a net loss of $263,000. The Company cited adjustments and decreases in roaming revenue and increases in bad debt expense as the major reasons for the decreased net income.

     Price Communications Corporation operates cellular telephone systems in sixteen licensed service areas in Florida, Alabama, Georgia and South Carolina, covering approximately 3.4 million POPs. It operates under the CELLULARONE(R) service mark and participates in the North American Cellular Network. It began operation of cellular properties in 1988.

     Price Communications Corporation has entered into an agreement with Verizon Wireless to sell its cellular telephone systems by exchanging the assets of its Price Communications Wireless subsidiary for a preferred limited partnership interest in a new partnership controlled by Verizon Wireless. This interest will later be exchangeable into the common stock of Verizon Wireless after a qualifying IPO or the common stock of Verizon Communications Inc., absent such an IPO.. The transaction has received FCC and Hart Scott Rodino approval and is now awaiting shareholder approval.

     Price Communications Corporation is a New York Stock Exchange public company. It is also traded on the Chicago Stock Exchange (symbol: PR.M), the Boston Stock Exchange (symbol: PR.B), the Pacific Stock Exchange (symbol: PR.P), and trades in Euros on the Frankfurt and Munich Stock Exchanges. It is headquartered in New York City.

          This press release contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Annual Report on Form 10-K.

          In connection with the sale of the cellular assets of Price Communications Wireless and the other related transactions, Price Communications, Verizon Communications and Verizon Wireless of the East L.P. have filed a joint proxy statement/prospectus with the Securities Exchange Commission. Investors are urged to read the entire joint proxy statement/prospectus because it contains important information. Investors can obtain a free copy of these and any other documents filed with the Securities and Exchange Commission at the Web site of the Securities and Exchange Commission (www.sec.gov).



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          This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

          For information concerning participants in Price Communications' solicitation of proxies for shareholder approval of the transaction, see the joint proxy statement/prospectus filed with the Securities and Exchange Commission, which document is available in the same manner as described above.

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